As filed with the Securities and Exchange Commission on July 9, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-156476

TELECOM ITALIA CAPITAL Société Anonyme

(Exact name of registrant as specified in its charter)

12, Rue Eugène Ruppert

L-2453 Luxembourg
Luxembourg

Telephone: +35 2 45 60 60 440

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$992,202,000 6.375% Notes due November 15, 2033

$1,000,000,000 6.000% Notes due September 30, 2034

$1,000,000,000 7.200% Notes due July 18, 2036

$1,000,000,000 7.721% Notes due June 4, 2038

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants) ☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers) ☐

Part I

Item 1: Exchange Act Reporting History

A. Telecom Italia Capital Société Anonyme (“TIC”), a wholly owned subsidiary of TIM S.p.A. (“TIM”) (Commission file number 001-13882), first incurred the duty to file reports under section 13(a) or section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) on June 10, 2004 when it first registered securities under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

B. TIC has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the U.S. Securities and Exchange Commission (the “Commission”) for the 12 months preceding the filing of this Form 15F. TIC is permitted to omit financial statements by Rule 3-10 of Regulation S-X and is, therefore, exempt from the requirements of Section 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-5 of the Exchange Act.

Item 2: Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, TIC last sold securities in the United States in a registered offering under the Securities Act on June 18, 2009, when it sold US$1,000,000,000 of 7.175% Notes guaranteed by TIM, under their automatic shelf registration statement on Form F-3 filed with the Commission on December 29, 2008.

Item 3: Foreign Listing and Primary Trading Market

Not applicable.

Item 4: Comparative Trading Volume Data

Not applicable.

Item 5: Alternative Record Holder Information

Not applicable.

Item 6: Debt Securities

As of July 9, 2019, the following debt securities of TIC (the “Notes”) are outstanding. TIM is the guarantor of the Notes.

Notes	Number of record holders on a worldwide basis

$992,202,000 6.375% Notes due November 15, 2033	78
$1,000,000,000 6.000% Notes due September 30, 2034	77
$1,000,000,000 7.200% Notes due July 18, 2036	70
$1,000,000,000 7.721% Notes due June 4, 2038	66

The number of record holders of these Notes on a worldwide basis was determined on the basis of the records of the Depository Trust Company as of April 4, 2019. The company relied on the services of Ipreo, an independent information service provider, to determine these numbers.

Item 7: Notice Requirement

A. TIM published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing TIM’s and TIC’s intent to terminate their duty to file reports under section 13(a) and section 15(d) of the Exchange Act on June 14, 2019. A copy of this notice is attached as Exhibit 99.1 to this form.

B. TIM also disseminated this release through the Italian regulated storage system 1Info (www.1Info.it), as well as through Bloomberg, AFP, Alliance and Reuters worldwide, including in the United States. In addition, this release was posted on TIM’s website. TIM submitted a copy of the notice to the Commission under cover of a Form 6-K on June 14, 2019.

Item 8: Prior Form 15 Filers

Not applicable.

Part II

Item 9: Rule 12g3-2(b) Exemption

TIM will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at https://www.telecomitalia.com.

Part III

Item 10: Exhibits

None.

Item 11: Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

EXHIBITS INDEX

99.1 – Notice released by TIM on June 14, 2019, announcing TIM’s and TIC’s intent to terminate their duty to file reports under section 13(a) and section 15(d) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Telecom Italia Capital Société Anonyme, has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Telecom Italia Capital Société Anonyme certifies that, as represented on this Form 15F, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Telecom Italia Capital Société Anonyme

By:	/s/ Biagio Murciano
Name: Biagio Murciano
Title: Managing Director

Date: July 9, 2019